

Mail Stop 3233

January 4, 2017

<u>Via E-Mail</u>
Craig L. Evans
Senior Vice President, General Counsel and Secretary
EPR Properties
909 Walnut Street, Suite 200
Kansas City, Missouri 64106

> **Re:** **EPR Properties**
> **Registration Statement on Form S-4**
> **Filed December 14, 2016**
> **File No. 333-215099**

Dear Mr. Evans:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Proposal One-The Sale Proposal</u>

<u>Opinion of the Financial Advisor to the Special Committee</u>

<u>Summary of Materials Considered, page 79</u>

1. We note your disclosure on page 79 that in arriving at its opinion, Stanger, among other things, reviewed a five-year cash flow projection for CLP's properties prepared by CLP and CLP's Advisor. Please revise your disclosure to provide additional disclosure about these financial forecasts and estimates or tell us why such disclosure is not necessary.

Summary of Analysis, page 81

2. We note the disclaimer by CLP and Stanger relating to certain of the information used in Stanger's analyses, which your disclosure states is inherently subject to substantial uncertainty. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise your disclosure accordingly.

Annex C – Opinion of Robert A. Stanger & Co., Inc., page C-1

3. We note the limitation on reliance by shareholders in the fourth full paragraph on page C-3 of the opinion, which states that Stanger's opinion "is for the *exclusive* use and benefit of the Special Committee." (Emphasis added). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Stanger's belief that shareholders cannot rely upon the opinion to support any claims against Stanger arising under applicable state law (e.g., the inclusion of an express disclaimer in Stanger's engagement letter with the Special Committee). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Special Committee or the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Stanger would have no effect on the rights and responsibilities of Stanger, the Special Committee or the board of directors under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233
with any other questions.

                                                        Sincerely,

                                                        /s/ Tom Kluck

                                                        Tom Kluck
                                                        Legal Branch Chief
                                                        Office of Real Estate and
                                                        Commodities

cc: Scott Gootee, Esq. (via E-mail)
         Stinson Leonard Street LLP